UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):   ☐ Form 10-K    ☐ Form 20-F    ☐ Form 11-K    ☒ Form 10-Q    ☐ Form 10-D    ☐ Form N-SAR           ☐ Form N-CSR

For Period Ended: March 31, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

FairPoint Communications, Inc.

Full Name of Registrant

Former Name if Applicable

521 East Morehead Street, Suite 250

Address of Principal Executive Office (Street and Number)

Charlotte, NC  28202

City, State and Zip Code

PART II — RULES 12B-25(B) AND (C)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On March 31, 2008, a merger (the “Merger”) between Northern New England Spinco Inc. (“Spinco”), a subsidiary of Verizon Communications Inc. (“Verizon”) and FairPoint Communications, Inc. (the “Company”) was completed.  In connection with the Merger and in accordance with the terms of an Agreement and Plan of Merger entered into among the Company, Verizon and Spinco on January 15, 2007, as amended, the Company issued approximately 53,760,623 shares of common stock to Verizon stockholders.  Prior to the Merger, Verizon and its subsidiaries (other than Cellco Partnership) (the “Verizon Group”) engaged in a series of restructuring transactions to effect the transfer of specified assets and liabilities of the local exchange business of Verizon New England Inc. in Maine, New Hampshire and Vermont and the customers of the Verizon Group’s related long distance and Internet service provider businesses in those states (the “Northern New England business”) to Spinco and the entities that became Spinco’s subsidiaries.  Spinco was then spun off from Verizon immediately prior to the Merger.  While the Company was the surviving entity in the Merger, for accounting purposes Spinco is deemed to be the acquirer.  As a result, the financial statements, other than the balance sheet, and the financial information derived from the financial statements, other than the balance sheet, in the Company’s quarterly report on form 10-Q for the three months ended March 31, 2008 (the “Quarterly Report”) will reflect only the financial results of the Northern New England business.  Accordingly, the registrant’s management requires additional time to prepare disclosure with respect to the financial statements and notes thereto, management’s discussion and analysis of financial condition and results of operations, controls and procedures and other disclosure to be contained in and as exhibits to the Quarterly Report.  The Company would not be able to eliminate the need for additional time without unreasonable effort or expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Shirley J. Linn	704	344-8150
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).  ☒ Yes  ☐No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes  ☐No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Please see the response set forth in Part III of this Form 12b-25.

FairPoint Communications, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 12, 2008	By:	/s/ John P. Crowley
Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).